UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

Commission File Number: 333-110071

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes           No X

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

China Security and Surveillance Technology, Inc. Announces Changes in its Board of Directors

Effective as of February 27, 2006, Cui Jian Ping resigned as a member of the Registrant’s board of directors.   The Registrant’s board of directors has no standing committees and accordingly the resigning director was not a member of any committee of the board of directors at the time of her resignation.  The resignation was not the result of any disagreement known to the Registrant on any matter relating to the Registrant’s operations, policies or practices.

Effective as of February 28, 2006, the Registrant’s board of directors appointed Terence Yap Wing Khai, as a director to fill the vacancy created by the resignation of Cui Jian Ping.

Biographical Information

Terence Yap is President, CEO and a Director of Digital Network Alliance, Inc., a Delaware company which is engaged in the business of providing satellite Internet connections to customers in the Asia Pacific region, including Hong Kong, Singapore, Indonesia, Bangladesh, Pakistan and Mongolia, and the business of providing managed broadband services to commercial office buildings and apartment buildings in Singapore and Hong Kong.the Company.  Digital Network Alliance, Inc., is a reporting company with the U.S. Securities and Exchange Commission.  Mr. Yap has been affiliated with Digital Network Alliance, Inc, and its affiliated entities since January 2002.  From April 2000 to December 2002 he was the Director of Business Development for Skyhub Asia Co., Ltd., where he was responsible for the development of partnerships and alliances with various partners in Hong Kong and within the region.  Skyhub Asia’s main line of business was the provision of satellite services within the Asia Pacific region.  From June, 1999 to April, 2000, he was Business Development Manager of MCI WorldCom Asia Pacific, Ltd., where he was part of the business development team in the Asia Pacific region and was involved in mergers and acquisitions of licensed telecommunications companies, building of physical points of presence and negotiations with incumbent telecommunications operators.  MCI WorldCom’s main line of business was the provision of global data communication services.  From June, 1998, to June, 1999, he was distribution manager for Tele Media International H.K. Ltd (TMI), where he was responsible for distribution and sale of the company’s products and services within various countries in the Asia Pacific region.  TMI’s main line of business was the provision of data communication services within Europe and the Asia Pacific region.  From January 1996, to June 1998, he was employed by Hutchison Corporate Access (HK) Ltd., and Hutchison Corporate Access Pte. Ltd (HCA), first as senior market development executive and later as business development manager.  HCA’s main line of business is the provision of satellite data network services within the Asia Pacific region.  From June, 1995, to January, 1996, he was employed by Pacific Century Corporate Access Pte. Ltd. (PCCA), as a project engineer.  PCCA’s main line of business was the provision of satellite data networking services in the Asia Pacific region.

Certain Relationships and Related Transactions

On or about March 1, 2006, the Registrant issued 100,000 shares of its common stock to Terence Yap as compensation for services under a consulting agreement.  Pursuant to the consulting agreement with Mr. Yap, which was signed on or about November 1, 2005,  he was engaged to provide consulting services related to corporate finance matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Tu Guo Shen

Chief Executive Officer and Chairman

March 16, 2006